

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

April 25, 2012

<u>Via E-Mail</u>

R. Scott Falk, Esq.
Kirkland & Ellis
300 North LaSalle Street
Chicago, IL 60654

> **Re:**   **Allos Therapeutics, Inc.**
> **Amendment No. 2 to Schedule TO filed on April 24, 2012**
> **Filed by Sapphire Acquisition Sub, Inc. and**
> **Spectrum Pharmaceuticals, Inc.**
> **File No. 5-60251**

Dear Mr. Falk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

1. We note your response to comment one in our letter dated April 19, 2012. We note your revised disclosure that "only outside legal fees and expenses are anticipated to be reimbursed." Please supplementally state whether any of the costs, fees and expenses to be reimbursed are payable in connection with the tender offer or are calculated based on securities tendered in the tender offer, such as transfer agent fees or broker fees. Please revise your disclosure to more affirmatively state whether legal fees and expenses are the only fees that will be reimbursed under the Tender and Voting Agreement.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions